Exhibit 99.113

NexTech Signs Web-AR Deal With E-comm Site Weby Corp

Weby Corp to use NexTech AR’s augmented reality eCommerce technology to drive greater sales through improved online customer experience.

NEW YORK and TORONTO, Dec. 31, 2019 (GLOBE NEWSWIRE) — NexTech AR Solutions (NexTech) (OTCQB: NEXCF) (CSE: NTAR) (FSE: N29), the leader in augmented reality (AR) for eCommerce, learning applications, and branded entertainment experiences is pleased to announce a new customer relationship with Weby Corp., a multi-brand eCommerce dealer for hunting, shooting, camping, hiking, skiing, and running gear. Weby Corp will utilize NexTech’s end-to-end augmented reality eCommerce platform to enhance customer-product engagement and to drive increased multi-channel sales for the brands it represents.

“At the core, Weby Corp is built on relationships. We see our relationships with the brands we sell as fundamental to our mutual success. We are the extension of the brand into the world of our customers. Brands trust us with their equity and it’s our mission to uphold the trust and deliver the results. That is why we are excited to have our customers engage with our products in a different way through augmented reality. Providing an amazing customer experience is the key to increasing satisfaction and loyalty,” states Kate Lobanova Head of Marketing at Weby. “At the heart of everything, we know that every customer wants to feel that their needs are understood. We believe that augmented reality can personalize the shopping experience for our customers.”

Evan Gappelberg, CEO of NexTech AR echoes the importance of this deal: “Market leaders like Weby know the revenue positive impact that the adoption of next-generation technologies can have on driving an organization’s bottom line. By investing in superior online product experiences with NexTech AR’s eCommerce technology, Weby is offering its customers a better and more meaningful way to engage with and to purchase product brands that they represent. With our full stack of AR Solutions, Weby will be able to increase their customer engagement, add to cart rates, and revenue while reducing product returns, all visible and measurable through our real-time analytics dashboard. He continues “This deal is an important part of our new major expansion contract with Walther Arms to provide its dealers, numbering in the thousands, with the WebAR 3D experience”.

About Weby Corp.

Weby Corp is a seasoned omnichannel retailer. Established in 2009 as a technology company, Weby Corp experienced double-digit growth in its eCommerce segment, landing on Inc. 5000 list of the fastest-growing companies in America six years in a row.

About NexTech AR Solutions Corp.

NexTech is the leader in the rapidly growing AR industry, estimated to hit $120 billion by 2022, according to Statista. NexTech, the first publicly traded “pure-play” AR company, began trading on the CSE on October 31st, 2018. NexTech has a two-pronged strategy for rapid growth including growth through acquisition of eCommerce businesses and growth of its omnichannel AR SaaS platform called ARitize™. NexTech has an exclusive license to a portfolio of patents 7,054,831, 7,266,509 and patent-pending applications 15351508, 62457136, 62559487, related to interactive gaming, interactive advertising, and augmented reality (“AR”) technology.

The company is pursuing four multi-billion-dollar verticals in AR.

ARitize™ For eCommerce; The company launched its technologically advanced webAR for e-commerce early in 2019 and has been rapidly signing up customers onto its SaaS platform. Customers include Walther Arms, Wright Brothers, Mr. Steak, and Budweiser. NexTech has the first ’full funnel’ end-to-end e-commerce solution for the AR industry including its 3D product capture, 3D ads for Facebook and Google, ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one-click buy.’

ARitize™ University; having launched in June 2019, the app-based solution allows companies and educational establishments to leverage all of their existing 2D assets – YouTube videos, PDF documents, PowerPoint decks, images, etc. – and then overlay immersive 3D-AR experiences on top of that content for an interactive training experience that drives productivity.

ARitize™ Hollywood Studios; expected to launch in Q4 2019, the studio has created a proprietary entertainment venue for which it is producing immersive content using 360 video, and augmented reality as the primary display platform.

ARitize™ 3D-AR-360 Advertising Platform; expected to launch in Q4 2019/Q1 2020 the ad platform will be the industry’s first end-end solution whereby the company will leverage its 3D asset creation into 3D, 360, AR ads. In 2019, according to IDC, global advertising spend will be about $725 billion.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.

“Evan Gappelberg”

CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the issuance of shares to compensate service providers and the Company conserving available funds and ensuring continuity of its service providers are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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